KW 3/13/14

14046962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: State Farm VP Management Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three State Farm Plaza, N 2
(No. and Street)

Bloomington (City) IL (State) 61791-0001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Mikel 309-735-4791
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive (Address) Chicago (City) IL (State) 60606-2807 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Mark Mikel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Farm VP Management Corp, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
Beverly A. Baley
NOTARY PUBLIC - STATE OF ILLINOIS
My Commission Expires 09/11/2016

Signature

Vice President Financial & Secretary
Title

Beverly A. Baley
Notary Public County of McLean

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

pwc

State Farm VP Management Corp.

(A wholly-owned subsidiary of State Farm
Investment Management Corp.)

Financial Statements and
Supplemental Schedules
December 31, 2013 and 2012

State Farm VP Management Corp.
Index
December 31, 2013

Page(s)

Independent Auditor's Report 1-2

Financial Statements

Statements of Financial Condition 3

Statements of Operations 4

Statements of Changes in Stockholder's Equity 5

Statements of Cash Flows 6

Notes to Financial Statements 7-14

Supplemental Schedules

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 16

Statement for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 17

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) 18-19

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
State Farm VP Management Corp.

We have audited the accompanying financial statements of State Farm VP Management Corp. (the "Company"), which comprise the statements of financial condition as of December 31, 2013 and December 31, 2012, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of State Farm VP Management Corp. at December 31, 2013 and December 31, 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

pwc

Emphasis of Matter

The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. and, as disclosed in the financial statements, has extensive transactions and relationships with State Farm Mutual Automobile Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the Supplemental Schedules on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2014

State Farm VP Management Corp.
Statements of Financial Condition
December 31, 2013 and 2012

	December 31, 2013	December 31, 2012
Assets		
Cash and cash equivalents	$ 46,162,242	$ 57,220,780
Receivable from funds for 12b-1 fees	1,983,802	1,660,168
Receivable from Parent	2,805,191	3,018,717
Receivables from other affiliates and associated partnership	1,022,246	1,040,587
Receivable from distribution fees	1,095,003	867,370
Prepaid commission expense	2,455,930	2,532,841
Deferred tax assets, net	21,288,270	20,329,766
Other assets	356	437
Total assets	$ 76,813,040	$ 86,670,666
Liabilities and Stockholder's Equity		
Liabilities		
Payable to affiliates	$ 29,349,812	$ 26,431,765
Other payables	109,233	291,215
Total liabilities	$ 29,459,045	$ 26,722,980
Stockholder's equity		
Common stock, $1 par value; 20,000 shares authorized, 10,000 shares issued and outstanding	$ 10,000	$ 10,000
Additional paid-in capital	267,190,000	267,190,000
Accumulated deficit	(219,846,005)	(207,252,314)
Total stockholder's equity	47,353,995	59,947,686
Total liabilities and stockholder's equity	$ 76,813,040	$ 86,670,666

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Operations
Years Ended December 31, 2013 and 2012

	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue		
Commissions		
Retail funds	$ 34,696,547	$ 31,855,144
Variable Products funds	2,994,272	3,088,522
Phoenix Home Life	1,471,273	1,172,137
529 Plans	2,249,258	1,905,092
Income from distribution fees	4,024,051	1,107,999
12b-1 fees	21,449,324	18,254,679
Other income	6,107	2,064
Total revenue	$ 66,890,832	$ 57,385,637
Expenses		
Commissions		
Retail funds	$ 27,679,043	$ 25,631,825
Variable Products funds	2,438,576	2,627,129
Phoenix Home Life	558,292	592,126
529 Plans	1,134,014	949,565
Administrative expense - Insurance Placement Services, Inc.	909,890	571,619
Agency incentives and bonuses - Retail funds	12,830,756	13,351,167
Agency incentives and bonuses - Variable Products funds	555,696	461,393
Agency incentives and bonuses - Phoenix Home Life	3,091	8,393
Department salaries and benefits	23,212,278	24,467,206
Other allocated shared company expenses	5,306,197	6,553,183
Advertising and marketing	4,715,791	3,471,797
General and administrative and other	2,508,039	2,494,122
Office equipment and rent	1,473,906	1,910,843
Regulatory fees	2,455,488	2,552,647
Systems support and maintenance	397,926	462,604
Total expenses	$ 86,178,983	$ 86,105,619
Loss before income taxes	(19,288,151)	(28,719,982)
Income tax benefit	6,694,460	10,502,204
Net loss	$ (12,593,691)	$ (18,217,778)

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2011	$ 10,000	$ 237,190,000	$ (189,034,536)	$ 48,165,464
Contribution of capital from parent	-	30,000,000	-	30,000,000
Net loss	-	-	(18,217,778)	(18,217,778)
Balance at December 31, 2012	$ 10,000	$ 267,190,000	$ (207,252,314)	$ 59,947,686
Net loss	-	-	(12,593,691)	(12,593,691)
Balance at December 31, 2013	$ 10,000	$ 267,190,000	$ (219,846,005)	$ 47,353,995

The accompanying notes are an integral part of these financial statements.

State Farm VP Management Corp.
Statements of Cash Flows
Years Ended December 31, 2013 and 2012

	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash flows from operating activities		
Net loss	$ (12,593,691)	$ (18,217,778)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in receivable from funds for 12b-1 fees	(323,634)	(282,158)
Decrease/(Increase) in receivable from Parent	213,526	(981,770)
Decrease/(Increase) in receivable from other affiliates and associated partnership	18,341	(271,322)
Increase in Receivable from distribution fees	(227,633)	(795,765)
Decrease in prepaid commission expense	76,911	223,187
Increase in deferred tax asset	(958,504)	(972,351)
Decrease in other assets	81	33
Increase in payable to affiliates and other payables	2,736,065	3,923,704
Net cash used in operating activities	(11,058,538)	(17,374,220)
Cash flows from financing activities		
Contribution from parent	-	30,000,000
Net cash provided by financing activities	-	30,000,000
Net (Decrease)/Increase in cash and cash equivalents	(11,058,538)	12,625,780
Cash and cash equivalents		
Beginning of year	57,220,780	44,595,000
End of year	$ 46,162,242	$ 57,220,780
Supplementary Information		
Cash paid for taxes	-	-

The accompanying notes are an integral part of these financial statements.

1. General Information

State Farm VP Management Corp. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company's designated self-regulatory organization is the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of State Farm Investment Management Corp. ("SFIMC"). SFIMC is a wholly-owned subsidiary of State Farm Mutual Automobile Insurance Company ("SFMAIC").

The Company was formed for the purpose of underwriting and distributing certain securities products for SFMAIC and other affiliates. The Company sells and services its variable annuity and variable life products only through an independent contractor agency force of its affiliates; State Farm Life Insurance Company ("SFL") and State Farm Life and Accident Assurance Company ("SFLAAC"), which are wholly-owned subsidiaries of SFMAIC. The Company ceased distribution of new variable annuities and variable life products for SFL and SFLAAC on October 1, 2008; however, the Company will continue to service these variable annuities and variable life products.

The Company also distributes retail mutual funds to the general public. The 15 mutual funds offered through the State Farm Retail Mutual Fund Trust ("SFMFT") are: State Farm Equity Fund, State Farm Small/Mid Cap Equity Fund, State Farm International Equity Fund, State Farm S&P 500 Index Fund, State Farm Small Cap Index Fund, State Farm International Index Fund, State Farm Equity and Bond Fund, State Farm Bond Fund, State Farm Tax Advantaged Bond Fund, State Farm Money Market Fund, State Farm LifePath® Income Fund, State Farm LifePath 2020® Fund, State Farm LifePath 2030® Fund, State Farm LifePath 2040® Fund and State Farm LifePath 2050® Fund.

To fund ongoing operations, the Company received additional capital contributions of $30 million from SFIMC during 2012. The company did not receive capital from SFIMC in 2013. SFIMC has committed to fund additional capital contributions as needed during 2014 while the Company remains in a net operating loss position.

The Company has a sales agreement with Phoenix Home Life Mutual Insurance Company ("Phoenix Home Life") and Insurance Placement Services, Inc. ("IPSI") to sell Phoenix Home Life variable annuities and variable life products to investors. IPSI, a wholly owned subsidiary of SFMAIC, is an affiliate of the Company who provides administrative services for the variable annuity and life products. The Company ceased distribution of new variable annuities and variable life products for Phoenix Home Life on March 5, 2009; however, the Company will continue to service these variable annuities and variable life products.

The Company offers The State Farm College Savings Plan (the "Plan"). The Plan is sponsored by the State of Nebraska and administered by the Nebraska State Treasurer. The Plan is established in cooperation with the Company, and an associated partnership with OFI Private Investments ("OFIPI"), a subsidiary of Oppenheimer Funds Inc., and the State of Nebraska, pursuant to which the Company offers classes of shares in a series of accounts within the Nebraska Educational Savings Plan Trust (the "Trust") that are managed and distributed by Oppenheimer Funds Distributor, Inc. ("OFDI" and together with OFIPI "Oppenheimer"). The Trust offers other accounts that are not affiliated with the Plan.

2. Significant Accounting Policies

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America (U.S. GAAP). Certain amounts applicable to the prior year have been reclassified to conform to the current year presentation. Significant accounting policies include:

a. Cash and cash equivalents, which represent investments with original maturities of three months or less, are invested in a money market fund and are considered to approximate their fair value due to their short-term nature and generally negligible credit losses.

b. Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. A three-tier hierarchy is used to classify fair value measurements for disclosure purposes. The three-tier hierarchy of inputs is summarized in three broad levels as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities.

- Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, quoted prices for similar instruments in active markets, interest rates, yield curves and credit spreads. For assets or liabilities with a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available. These inputs, based on the best information available in the circumstances, would include reasonably available information about the assumptions that a market participant would use in valuing the asset or liability and might include the Company's own data.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure the fair value of an asset or liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

Assets measured at fair value on a recurring basis are summarized below:

	Level 1	Level 2	Level 3	Total 12/31/2012
Money Market Funds	$57,220,780	-	-	$57,220,780

	Level 1	Level 2	Level 3	Total 12/31/2013
Money Market Funds	$46,162,242	-	-	$46,162,242

2. Significant Accounting Policies - continued

Level 1 Measurements:

Level 1 assets include actively-traded short-term money market mutual funds valued at quoted net asset value.

The Company recognizes transfers between levels at the end of the reporting period. There were no transfers between levels for 2013 and 2012.

c. Dividend income earned on the money market fund is recorded as income on the ex-dividend date on a daily basis.

d. Commission revenue is recognized when earned and related expenses are recorded when incurred on variable annuity and life insurance sales and mutual fund sales. Class A and Legacy Class A shares of the SFMFT are sold with a front-end sales charge. This represents commission income to the Company, a significant portion of which is paid to the registered representative within the independent contractor agency force with the remaining retained by the Company. Class B, Legacy Class B, Class R-1, and Class R-2 shares of the Mutual Fund Trust are sold without a front-end sales charge. The appropriate commission is paid to the registered representative at the time of sale of the Class B, Legacy Class B, Class R-1 or Class R-2 shares; however, the commission expense is amortized over a six-year period to correlate with the additional revenue resulting from the larger 12b-1 fee that is assessed on these shares. For the Class B shares, the larger 12b-1 fee is only assessed for the first eight years. In addition, the Class B and Legacy Class B shares are subject to a Contingent Deferred Sales Charge ("CDSC"). The CDSC is collected when these shares are redeemed within the first six years of the purchase date and is recorded as commission revenue at that time.

Under the sales and servicing agreement with IPSI, commission income on the Phoenix Home Life products is paid to the registered representative within the independent contractor agency force, with the remaining remitted to IPSI as an administrative expense generating a zero net income effect in the Company's Statements of Operations. Under the sales and servicing agreement with the Life variable products affiliates, commission income on the variable annuity and variable life products is paid to the registered representative within the independent contractor agency force generating a zero net income effect in the Company's Statements of Operations.

Under the selling agent agreement with Oppenheimer, commission income on Oppenheimer 529 Plan products is paid to the registered representatives within the independent contractor agency force with the remaining remitted to the Company as commission fee income.

e. The Company recognizes income for 12b-1 distribution fees on the shares in the retail mutual funds. Shares are charged 12b-1 fees at an annual percentage rate of the average daily net assets to compensate the Company for certain distribution and shareholder servicing expenses.

f. Distribution fees are recognized as income when earned. Under the Distribution and Marketing Support Agreement between SFIMC and BlackRock Fund Advisors (BlackRock), starting in 2012, BlackRock will pay the Company an annual fee of seven basis points on the total average daily net assets of the LifePath Funds for sales, marketing, and distribution support services related to State Farm LifePath Funds.

2. Significant Accounting Policies - continued

g. The Company records federal tax accounts in accordance with the tax agreement with SFMAIC. The method of allocation for the federal current tax accounts, including deferred tax assets related to tax credit or loss carryovers ("tax attributes"), is based upon the Company's contribution to the consolidated tax liability, with current credit for losses. The method of allocation for the deferred tax accounts, excluding tax attributes but including any required valuation allowance, is based on the Company's contribution to the consolidated temporary difference for each item giving rise to a deferred tax asset or liability.

Federal Income Tax

The Company files a consolidated federal income tax return with the following companies:
State Farm Mutual Automobile Insurance Company
State Farm Fire and Casualty Company
State Farm General Insurance Company
State Farm Life Insurance Company
State Farm Life and Accident Assurance Company
State Farm Health Insurance Company
State Farm Lloyds
State Farm Indemnity Company
State Farm Guaranty Insurance Company
State Farm Florida Insurance Company
State Farm International Services, Inc.
State Farm Lloyds, Inc.
State Farm Investment Management Corp.
State Farm Bank, FSB
State Farm International Holding Company (previously State Farm Investor Services (Canada) Holding Company)
Plaza One Realty Company
Insurance Placement Services, Inc.
State Farm Realty Investment Company
Oglesby Reinsurance Company

The consolidated federal income tax liability is apportioned to each company in accordance with an agreement authorized by each Company's Board of Directors or Underwriters. The allocation is based upon separate return calculations after consolidating adjustments for regular and alternative minimum tax with current credit for net losses and tax credits used by the consolidated group. Intercompany federal income tax balances are settled as follows: 1) intercompany federal income tax receivables and payables which relate to the current tax year will be settled within ninety (90) days; 2) any refunds of federal income tax will be settled within thirty (30) days of receipt of the refund; and 3) any payments of federal income tax due will be settled within thirty (30) days of payment of the tax due.

The Company files state income tax returns in 46 states and the District of Columbia ("D.C."). In 23 of those states and D.C., the Company is required to join affiliated companies in a combined/consolidated filing. In 3 of the 24 combined/consolidated states (Arizona, Florida, and Illinois), the Company will not receive a current tax benefit for its state net operating losses that are utilized in the combined/consolidated filings until the Company has a profitable year. The Company will not incur any current tax expense in a profitable year until the Company's taxable income exceeds the accumulated net operating losses that have been utilized in the combined/consolidated filings in prior years. For the remaining combined/consolidated states,

2. **Significant Accounting Policies - continued**

the Company records the separate company expense in the current year. The Company files separate company tax returns in the remaining 23 states.

The method of allocation for the state tax account balances, including the assessment of the realizability of state deferred tax assets, is determined on a separate company basis. The Company weighs both the positive and negative evidence in determining whether it is more likely than not that the state net deferred tax asset will be realized.

During 2013, the Company was not profitable on a separate company basis and determined that it is more likely than not that the Company would not realize its entire state deferred tax asset. Therefore, as of December 31, 2013, the Company maintained a valuation allowance for the full amount of the state deferred tax asset (net of federal income taxes) of $9,786,152 (2012: $9,478,290). The Company is projecting that it will not generate sufficient taxable income within the statutory carryforward period to benefit from the loss carryforwards in certain states.

h. Significant uncertain tax positions are considered under a two-step approach which includes a recognition component based upon the merits of the technical position and a measurement component related to the recognized tax benefit. The difference between the benefit recognized and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit (UTB). The Company recognizes income tax-related interest and penalties, if applicable, within the income tax provision. The Company has not recorded a UTB as of December 31, 2013. Management is not aware of any tax positions for which it is reasonably possible that the total amounts of UTB will significantly change in the next twelve months.

The Company files a federal consolidated income tax return with SFMAIC and its affiliates. An administrative appeal for tax years 2000 through 2010 is currently pending. The anticipated resolution of the issues is not expected to have a material adverse effect on the equity of the Company.

The Company and its affiliates file various state income tax returns and those state returns remain subject to examination from 1996 to present in conjunction with the results of federal examinations, litigation, and appeals for those years.

Changes in prior year tax liability may result in reallocation of prior year tax.

i. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j. The Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days.

k. SFMAIC and its affiliates currently provide post-career benefits in the form of health care and life insurance. Eligible former employees, eligible former agents and their eligible dependents currently may participate in these plans. The Company is allocated a portion of the total post-

2. Significant Accounting Policies - continued

career benefits provided by SFMAIC and its affiliates. The Company has no direct legal obligation for the benefits under the plan.

The Company's share of the net post-career benefit cost for the year ended December 31, 2013 was $1,585,767. The net post-career benefit cost for the year ended December 31, 2012 was $1,411,481. This expense includes paid benefits, the expected cost of the potential health care and life insurance benefits for newly eligible post-career associates, interest cost and amortization of the transition obligation. This is recognized as part of Salaries and Benefits expense in the Statements of Operations.

At December 31, 2013, the Company's share of the unfunded post-career benefit obligation attributable to the potential health care and life insurance benefits for post-career associates was $11,467,263. The Company's share at December 31, 2012 was $10,144,350. This is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

3. Regulatory Net Capital Requirement

Pursuant to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method, which requires minimum net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2013, the Company had net capital of $19,336,689 which was $17,372,753 in excess of its required minimum net capital. The ratio of aggregate indebtedness to net capital is 1.52 to 1, which is in excess of the minimum requirement.

4. Income Taxes

Components of the income tax benefit are as follows:

	2013	2012
Current income tax benefit		
Federal	$ 5,769,984	$ 9,568,022
State	(34,028)	(38,169)
	5,735,956	9,529,853
Deferred income tax benefit		
Federal	958,504	972,351
State	-	-
	958,504	972,351
Net income tax benefit	$ 6,694,460	$ 10,502,204

Deferred income taxes result from differences between the amount of assets and liabilities as measured for income tax return and for financial reporting purposes. The significant components of the deferred tax assets and liabilities at December 31 are as follows:

4. **Income Taxes - continued**

	2013	2012
Deferred tax assets		
Operating losses carried forward for state income taxes, net of federal benefit	$ 9,640,060	$ 9,340,843
AMT Credits	14,081,086	9,204,747
Post retirement beneft	4,102,987	3,629,649
Federal net operating losses carried forward	651,794	4,957,570
Agency deferred compensation	904,304	1,144,274
Accrued vacation expense	852,268	830,625
Supplemental retirement benefit	621,890	515,097
Accrued self-insurance expense	174,467	155,200
Accrued legal expenses	24,688	17,890
2000-2004 federal income tax audit expense	11,308	11,308
National convention	9,570	853
Gross deferred tax assets	31,074,422	29,808,056
Valuation allowance	(9,786,152)	(9,478,290)
Net deferred tax assets	$ 21,288,270	$ 20,329,766

Change in Valuation Allowance		
Balance at January 1, net of federal benefit	$ 9,478,290	$ 9,502,521
Increase/(Decrease) in valuation allowance for operating losses carried forward for state income taxes	307,862	(24,231)
Balance at December 31, net of federal benefit	$ 9,786,152	$ 9,478,290

A reconciliation of the provision for income taxes computed at the statutory rates compared to the provision for actual income taxes is as follows:

	2013		2012	
	Amount	**%**	**Amount**	**%**
Federal income tax benefit at statutory rate	$ 6,750,853	35.00%	$ 10,051,994	35.00%
Increase/(Decrease) resulting from:				
State income tax, net of federal benefit	(22,118)	(0.11%)	(24,810)	(0.09%)
Prior year adjustments	17,382	0.09%	533,730	1.86%
Other	(51,657)	(0.27%)	(58,710)	(0.20%)
Net income tax benefit	$ 6,694,460	34.71%	$ 10,502,204	36.57%

5. Transactions with Affiliates and Associated Partnership

At December 31, 2013 and 2012, the Company had amounts due to/from SFMAIC, affiliates and an associated partnership for commissions, agents' incentives, income taxes and general expenses resulting from the sales of variable annuity and variable life products and retail mutual fund products. The cost of Financial Service Advisors ("FSA"), Field Compliance Coordinators ("FCC") and Internal Sales Support ("ISS") are also included in these expenses. The FSAs provide training to agents on the sale of financial products and the FCCs perform reviews of agents' work products and procedures to ensure regulatory compliance. ISS assists agents with questions related to the sale of the retail mutual funds.

Many expenses appearing within the accompanying Statements of Operations are allocated from SFMAIC or other affiliates. The Company, SFMAIC, SFL and State Farm Indemnity Company ("SFIC") are parties to servicing agreements whereby SFMAIC, SFL and SFIC provide certain services and office space to the Company. The Company and these affiliates share certain administrative, occupancy, advertising and marketing expenses. The allocation of these expenses is determined through usage studies and is included in the accompanying Statements of Operations. The payable to Parent (SFMAIC) included in the accompanying Statements of Financial Condition represents expense allocations net of reimbursement to the Company for the use of its Net Operating Loss ("NOL"). Amounts due/to from SFMAIC, affiliates and an associated partnership settle monthly. However, the payable to SFMAIC for the agents' incentives and bonuses is settled once per year, and the Company's share of the unfunded post-career benefit obligation remains outstanding and is recognized as part of the Payable to affiliates in the Statements of Financial Condition.

6. Indemnifications and Warranties

In the ordinary course of its business, the Company has entered into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The maximum exposure to the Company under these provisions is unknown as this would involve future claims that have not yet occurred. However, the Company has not had any prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

7. Subsequent Events

Management has evaluated subsequent events for recognition or disclosure and determined there were no subsequent events that required disclosure.

8. Securities and Exchange Commission Rule 15c3-3

The Company claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 as provided by paragraph k(1). Accordingly, the Company is not required to submit a computation for the determination of reserve requirements or information relating to possession or control requirements.

SUPPLEMENTAL SCHEDULES

State Farm VP Management Corp.
Computations of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

	2013
Total stockholder's equity	$ 47,353,995
Deductions and/or charges	
Nonallowable assets	
Receivable from Parent	
Receivables from other affiliates and associated partnership	1,222,777
Receivable from Distribution Fees	332
Receivable from funds for 12b-1 fees	985,067
Deferred tax asset	1,141,685
Prepaid commission expense	21,288,270
Miscellaneous Receivable	2,455,930
	-
Total deductions and/or charges	27,094,061
Net capital before haircuts on securities positions	20,259,934
Haircuts on securities	
Other securities	923,245
Net capital	$ 19,336,689
Aggregate indebtedness ("AI")	
Items included in statement of financial condition	$ 29,459,045
Total aggregate indebtedness	$ 29,459,045
Computation of basic net capital requirements	
Minimum net capital requirement (greater of 6 2/3% of AI or $25,000)	$ 1,963,936
Excess net capital	$ 17,372,753
Ratio: Aggregate indebtedness to net capital	1.52 to 1

There were no material differences between the above computation of net capital and the corresponding computation submitted by the Company in Part IIA of their unaudited Form X-17a-5 as of December 31, 2013.

State Farm VP Management Corp.
Statement for Determination of Reserve
Possession or Control Requirements Under Rule 15c3-3
Of the Securities and Exchange Commission
December 31, 2013

The Company claims exemption from the provisions of Rule 15c3-3 of the
Securities Exchange Act of 1934
under Section (k) 1 of that rule.

pwc

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5(g)(1)

To the Board of Directors and Stockholder of State Farm VP Management Corp.:

In planning and performing our audit of the financial statements of State Farm VP Management Corp (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

pwc

control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

The Company has appropriately indicated exemption from Rule 15c3-3. Nothing came to our attention that would lead us to believe that the condition leading to such exemption (Rule 15c3-3 k(1)) was not present through the period of the audit.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050128 FINRA DEC
STATE FARM VP MANAGEMENT CORP 16*16
ATTN REGULATORY UNIT
THREE STATE FARM PLAZA N-1
BLOOMINGTON IL 61791-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest) ________ Date Paid		(0)
C. Less prior overpayment applied		(150)
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

State Farm VP Management Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Mutual Funds Supervisor
(Title)

Dated the 13th day of February, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 66,890,832
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	62,860,674
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	6,070
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	4,859,176
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	67,725,920
2d. SIPC Net Operating Revenues	$ (835,088)
2e. General Assessment @ .0025	$ 0 (to page 1, line 2.A.)